January 26, 2024

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Isabel Rivera and Pam Howell

Re:	Gyrodyne, LLC Amendment No. 1 to Registration Statement on Form S-1 Filed January 23, 2024 File No. 333-276312

Ladies and Gentlemen:

On behalf of Gyrodyne, LLC (the “Company” or “Gyrodyne”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (the “Registration Statement”). The Company previously filed a Registration Statement on Form S-1 on December 29, 2023 to the U.S. Securities and Exchange Commission (the “Commission”), and Amendment No. 1 thereto on January 23, 2024. The Registration Statement is being further revised to reflect the Company’s responses to the comment letter received on January 24, 2024 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Amendment No. 1 to Form S-1 filed January 23, 2024

General

1.

Please update your executive compensation disclosure to reflect the most recently completed fiscal year. For guidance, refer to Item 402(m) of Regulation S-K and Question 117.05 of Regulation S-K Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the SEC that it has revised pages (i) and 40 of the Registration Statement in Amendment No. 2 accordingly.

2.

Please revise the fee table and legality opinion to include the rights being issued in this offering, in addition to the common stock underlying the rights.

Response: The Company acknowledges the Staff’s comment and respectfully advises the SEC that it has revised Exhibits 5.1 and 107 of the Registration Statement in Amendment No. 2 accordingly.

Exhibits

3.

Please revise your legal opinion to state whether the common shares will be fully paid and non-assessable. See Item 601(b)(5)(i) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the SEC that it has revised Exhibit 5.1 of the Registration Statement in Amendment No. 2 accordingly.

***

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (516) 227-0633 or by email at akapen@farrellfritz.com with any questions or comments regarding this correspondence.

Very truly yours, /s/ Alon Y. Kapen Alon Y. Kapen of FARRELL FRITZ, P.C.

cc:	Gary Fitlin, Gyrodyne, LLC

Rodion Lerman, Farrell Fritz, P.C.